

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2021

Steven Shum
Chief Executive Officer
INVO Bioscience, Inc.
5582 Broadcast Court
Sarasota, FL 34240

      Re: INVO Bioscience, Inc.
          Registration Statement on Form S-3
          Filed April 7, 2021
          File No. 333-255096

Dear Mr. Shum:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeffrey Gabor at 202-551-2544 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Greg Carney, Esq.